RELIANCE
Anil Dhirubhai Ambani Group

07020197



**Reliance Natural Resources Limited**
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

3rd January 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

**Exemption No: 82-35009**

SUPPL

Dear Sir,

Sub: **Compliance Report on Corporate Governance for the quarter ended 31st December, 2006**

Pursuant to Clause 49 of the Listing Agreement entered into with Indian Stock Exchanges we submit herewith Compliance Report on Corporate Governance for the quarter ended 31st December, 2006.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

Thanking You.

Yours faithfully
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

Reliance Natural Resources Limited



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RELIANCE
Anil Dhirubhai Ambani Group

**Reliance Natural Resources Limited**
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India
Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

## Quarterly Compliance Report on Corporate Governance

Name of the Company: **Reliance Natural Resources Limited**

Quarter ending on: 31st December 2006

| Particulars | Clause of Listing Agreement | Compliance status (Yes/No/N.A.) | Remarks |
|---|---|---|---|
| **I. Board of Directors** | 49 (I) | Yes | |
| (A) Composition of Board | 49 (IA) | Yes | |
| (B) Non-executive Directors' compensation & disclosures | 49 (IB) | Yes | |
| (C) Other provisions as to Board and Committees | 49 (IC) | Yes | |
| (D) Code of Conduct | 49 (ID) | Yes | |
| **II. Audit Committee** | 49 (II) | Yes | |
| (A) Qualified & Independent Audit Committee | 49 (IIA) | Yes | |
| (B) Meeting of Audit Committee | 49 (IIB) | Yes | |
| (C) Powers of Audit Committee | 49 (IIC) | Yes | |
| (D) Role of Audit Committee | 49 II (D) | Yes | |
| (E) Review of Information by Audit Committee | 49 (IIE) | Yes | |
| **III. Subsidiary Companies** | 49 (III) | N. A. | |
| **IV. Disclosures** | 49 (IV) | Yes | |

Reliance Natural Resources Limited

RELIANCE
Anil Dhirubhai Ambani Group

**Reliance Natural Resources Limited**
Registered Office: H Block, 1st Floor,
Dhirubhai Ambani Knowledge City,
Navi Mumbai 400 710, India

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

| Particulars | Clause of Listing Agreement | Compliance status (Yes/No/N.A.) | Remarks |
|---|---|---|---|
| | | | |
| (A) Basis of related party transactions | 49 (IV A) | Yes | |
| (B) Disclosure of Accounting Treatment | 49 (IV B) | N.A | |
| (C) Board Disclosures | 49 (IV C) | Yes | |
| (D) Proceeds from public issues, rights issues, preferential issues etc. | 49 (IV D) | N.A | |
| (E) Remuneration of Directors | 49 (IV E) | N.A. | |
| (F) Management | 49 (IV F) | N.A. | |
| (G) Shareholders | 49 (IV G) | Yes | |
| V. CEO/CFO Certification | 49 (V) | N.A. | |
| VI. Report on Corporate Governance | 49 (VI) | Yes | |
| VII. Compliance | 49 (VII) | N.A. | |

Date: 3rd January 2007
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Dy. Company Secretary